Mail Stop 0408

      August 19, 2005



By U.S. Mail and Facsimile (512) 499-3810

Tom C. Nichols
Chairman, President and Chief Executive Officer
State National Bancshares, Inc.
4500 Mercantile Plaza Drive
Suite 300
Fort Worth, Texas 76137

Re:	State National Bancshares, Inc.
      Registration Statement on Form S-1
      Filed July 21, 2005
	File No. 333-126793

Dear Mr. Nichols:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a price range and fill in corresponding blanks as soon as possible.

2. Please include the information required under Item 505 of Regulation S-K regarding determination of offering price.

3. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us in draft form.

4. Please include the dealer prospectus delivery obligation statement found in Item 502 of Regulation S-K.

The Offering, page 6

5. Please revise to clarify.  Your statement that you "anticipate paying dividends in the future" is confusing following the
statement
that you expect to begin payment of dividends beginning in 2006.
Please delete or revise.  Do the same in your disclosure on pages
17
and 20.

Risk Factors, page 10

6. Several of your risk factors are worded so generically that they
could apply to any bank. Please revise them to describe the risk more specifically with reference to the situation of the company. For example, the risk factor on page 12 entitled "Our profitability is vulnerable to interest rate fluctuations" could quantify the bank`s interest rate risk. We also note in this regard the risk factors entitled "Monetary policy and other economic factors..." and
"We rely heavily on technology...."

7. It appears that the company may have broad discretion over a large proportion of the proceeds. If true, please discuss this in a risk factor.

Use of Proceeds, page 20

8. Please disclose what portion of the purchase price of Heritage
Financial will be funded by the proceeds of this offering.

9. Please be as specific as possible regarding the intended uses of the balance of the proceeds and quantify those uses to the extent practicable. Disclose any current plans, intentions, arrangements, agreements, or understandings concerning specific acquisitions. We also note in this regard your disclosure regarding plans to open branches in various parts of your market area, including Fort Worth and Lubbock.

Corporate Governance Principles and Board Matters

10. Please disclose whether each of the board members, apart from Messrs. Cosby, Nichols, and Volk would qualify as an independent director under the NASD rules.



Unaudited Pro Forma Condensed Combined Financial Information, page
40

11. Please refer to Rule 11-01 of Regulation S-X and provide us with your analysis of how you determined that you are not required to provide pro forma financial information reflecting the pending acquisition of Heritage Financial Corporation.

Management`s Discussion and Analysis

Noninterest Income, page 48

12. We note your disclosure on page 49 that you sold your interest in the PULSE network during the three month period ended March 31, 2005.
Please revise to quantify and describe the nature of your previously held interest and the reasons why you sold your interest.
Describe
the impact, if any, on the terms of your sharing arrangements with the Pulse automated teller machine system network.

Loans, page 51

13. We note the various categories of real estate loans. Please disclose the percentage of real estate loans in each significant category and clarify the percentage of "owner-occupied properties" that are one-to-four family properties.

14. Disclose the primary risks of each loan type, noting which are at higher risk. We note the risk disclosure on construction loans.
The
risks associated with the other loan types do not appear to be discussed adequately or at all.

15. Please revise to separately present construction real estate loans and mortgage real estate loans for each period presented. Please similarly revise your asset quality and allowance for loan losses disclosures. Refer to Items III and IV of Industry Guide 3.

16. Please revise to describe the impact of your acquisition of Mercantile Bank on the composition of your loan portfolio and on asset quality for 2004 and into 2005.

Allowance for Loan Losses, page 55

17. Please revise to clearly describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for loan losses. Describe the following:

* How you determine the amount for each element (such as for specific loans, pools of loans, unallocated) of your allowance;
* Which types of loans are evaluated individually and which loans are evaluated as a group; and
* How you determine the loss factors you apply to your graded or pooled loans to develop a general allowance.

18. Please revise to quantify the amount of allowance for loan losses determined for each element (for specific loans, pools of loans, and unallocated) of your allowance for each period presented.

19. Please revise to describe the general economic conditions and other internal and external risk factors in your individual markets that impacted your determination of the amount of your unallocated allowance for loan losses for each period presented. Describe the reasons why more than half of your allowance for loan losses is unallocated during the past three years and interim period ended March 31, 2005.

20. Please revise to describe the underlying reasons for changes in asset quality and other factors that impacted your determination of the provision and allowance during each period presented.

For the Years Ended December 31, 2004, 2003 and 2002

21. Please revise to separately quantify the impact on financial condition and results of operations attributable to the acquisition of Mercantile Bank.

Noninterest Expense, page 67

22. We note your disclosure that the increase in Noninterest expense was due to significant month to month expenses on foreclosed property offset by a gain on assets that had been written off. When more than one factor is cited for discussing the reasons for changes in your financial condition or results of operations, you should quantify the relative contribution of each factor. Please revise to separately quantify expenses related to foreclosed property and the gain on assets. Please refer to Item III.D of Commission Interpretive Release No. 33-6835.

Beneficial Stock Ownership..., page 101

23. Confirm that any unnatural persons listed as principal shareholders are reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act, or registered investment funds under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

Supervision and Regulation, page 103

24. With respect to the second sentence of the introductory paragraph, please revise to delete the implication that the discussion cannot be relied upon by investors.

Directed Share Program, page 121

25. We note that a certain number of shares are being reserved for distribution in a directed share offering. Provide us with any materials you will use in connection with this offering and advise us:

* of the mechanics of how and when these shares will be offered and sold;
* how you will determine who the prospective recipients are and the number of shares per recipient;
* how you will ensure the targeted recipient becomes the beneficial owner of the shares;
* how and when you notified or will notify the prospective recipients, including the type of communications you used or will use;
* what procedures recipients must follow in order to buy in the program, including how and when you will receive funds from the recipients; and
* how the above procedures differ from the procedures you will follow in the general public offering;

State National Bancshares, Inc. Consolidated Financial Statements
December 31, 2004, 2003 and 2002

General

26. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

27. Please refer to Rule 3-05 of Regulation S-X and provide us with your analysis of how you determined that you are not required to provide financial statements for Heritage Financial Corporation.

Consolidated Statements of Cash Flows, page F-7

28. We note your disclosure of cash flows related to banking center held-for-sale in 2002 and 2003. Please include a financial statement footnote describing the timing, purpose and nature of the transactions for the banking center sale and the related accounting treatment.



29. We note that your Statement of Cash Flows presents a net decrease in deposits of about $10.3 million for 2004. This appears inconsistent with the change in total deposits as reported on your Balance Sheet. Please revise for consistency and include a financial statement footnote to explain the change.

Note 1 - Operations and Summary of Significant Accounting
Policies,
page F-9

Organization and Nature of Business, page F-9

30. Please describe the nature of your agreement and your accounting policies related to the sharing arrangement with the Pulse automated teller machine system network.

Loans Held-for-Sale, page F-13

31. We note your disclosure that sales of loans are made with limited recourse. Please revise to describe the nature of the recourse provisions. Disclose how you consider the recourse provisions in determining the appropriateness of sales accounting treatment and how it impacts your determination of the gain on sales of the loans.

Restructuring/Merger Expenses, page F-18

32. We note that you have incurred restructuring and merger expenses in 2004, 2003 and 2002. Please tell us the specific accounting guidance you relied upon to account for your restructuring and merger activities during each period presented. Please revise to provide all of the applicable disclosures required by the guidance upon which you relied for each period presented.

Note 4 - Loans and Allowance for Loan Losses, page F-21

33. We note your disclosure on page F-22 that you have $133,000 remaining of your purchase discount related to the acquisition of IBK. Please revise to explain why you have a discount remaining as of December 31, 2004 when the discount is accreted into income over the life of the acquired loans, which was determined to be three years.

34. Please revise to describe any asset quality issues or other factors of the acquired company that resulted in a 10% purchase discount.







Note 9 - Income Taxes, page F-26

35. Please refer to paragraphs 21 - 25 and provide us with your comprehensive analysis of how you determined that there was no need for a valuation allowance related to the $1.7 million in net operating loss carryforwards from subsidiaries that are limited due to prior ownership changes. Please revise your disclosure to explain why you do not have a valuation allowance for these loss carryforwards when your expectation is that due to the limitations, approximately $408,000 will be eligible to be used before the expire.

Note 13 - Financial Statements with Off-Balance Sheet Risk, page
F-30

36. We note your disclosure on page 43 that when determining the amount of your allowance for loan losses you review letters of credit, lines of credit and unused commitments to provide financing.
Please revise to describe how your contingent liability related to these items is measured and reported in your financial statements and your basis for that treatment.

Note 16 - Commitments and Contingencies, page F-34

37. Please revise to describe the nature of the recourse provisions attributable to loan sales and quantify your potential exposure related to the recourse provisions as of each period end presented.
Quantity the amount of loans repurchased, if any, during the periods presented as a result of these recourse provisions.

Note 17 - Related-Party Transactions, page F-34

38. Please revise to describe the activities performed by Castle
Creek Financial related to the issuance of stock to purchase
Mercantile Bank. Clarify whether Castle Creek Financial also performed services related to the business acquisition.

State National Bancshares, Inc. Consolidated Financial Statements
Three Months Ended March 31, 2005 and 2004

Consolidated Balance Sheet, page F-39

39. Please revise to present comparative consolidated balance sheets by including your consolidated balance sheet as of December 31, 2004.
Refer to Rule 10-01(c) of Regulation S-X.





Note 3 - Adoption of Accounting Standards, page F-49

40. We note your disclosure on page F-50 that you intend to adopt SFAS 123R on January 1, 2006. Please note that subsequent to the initial filing of your registration statement we consider you to be a public company for financial reporting purposes. Please revise your discussion of the adoption of SFAS 123R for consistency with paragraph 69(a) of SFAS 123. Describe your change in status to a public entity as a result of filing of this registration statement.

41. Please revise to describe your estimate of the impact of considering volatility assumptions when determining the fair value of your options for financial reporting periods subsequent to June
30,
2005.

Part II

Item 15 - Recent Sales of Unregistered Securities

42. Revise this section to disclose, for each transaction, the number of purchasers, and any additional facts relied upon to make the exemption available.

Item 17 - Undertakings

43. Please include the undertakings in Item 512(h) and (i) of Regulation S-K or advise us why these are not required.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Matthew Komar, Staff Accountant, at (202)
551-
3781 or Joyce Sweeney, Accounting Branch Chief, at (202) 551-3449 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3448 with any other questions.

								Sincerely,



      Jessica Livingston
      Senior Attorney
cc:	Chet A. Fenimore, Esq.
	Charles E. Greef, Esq.
	Jenkins & Gilchrist, P.C.
	401 Congress Avenue, Suite 2500
	Austin, Texas 78701
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Tom C. Nichols
State National Bancshares, Inc.
August 19, 2005
Page 9